Exhibit 99.1

NEWS RELEASE

HIGHWAY HOLDINGS RECEIVES ISO 9001:2015 CERTIFICATION

FOR ITS MYANMAR FACTORY

HONG KONG — February 13, 2023 — Highway Holdings Limited (Nasdaq: HIHO) today announced that TÜV Rheinland Cert GmbH, a leader in independent testing, inspection and certification, has awarded the Company ISO 9001:2015 certification for its Myanmar factory’s quality management system.

This ISO 9001:2015 certified quality management systems is now existing in all the Company’s factories, which not only ensures a consistent high quality of manufacturing process, but more importantly the Company expects this will help to attract new business, since purchase managers, are hesitant to issue orders to any factory without ISO certification.

ISO 9001:2015 is an international standard for quality management systems (QMS) developed by the International Organization for Standardization (ISO). It outlines the requirements for a QMS to be implemented in an organization and is based on a number of quality management principles including a strong customer focus, the involvement of top management, a process approach, and continual improvement. The standard is designed to help organizations consistently meet customer requirements and improve their overall performance.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, said , “Our factory in Myanmar has been consistently producing high quality products with proper quality control processes in place. The official ISO 9001:2015 certification confirms that and is important for new business.”

“It must be noted that because Myanmar does not have its own ISO certification for industrial manufacturing companies, we had to import the inspection company from another country. Therefore, it was much more difficult and time consuming to get this certification completed. We believe that the investments we have made, our history of production and quality excellence and our formal certification, combine to give us an advantage that will help drive growth at our Myanmar facility. In particular, we expect to generate new revenue opportunities from Chinese based companies that need additional capacity to offset their own labor shortage.”

Highway Holdings Limited previously shifted the majority of its labor-intensive assembly, and a portion of its component manufacturing operations to its manufacturing and assembly facility in Yangon, Myanmar. The cost of operating an assembly facility, particularly as a result of the low cost of labor, currently is significantly lower in Myanmar than in Shenzhen, China.

The abundant, low cost labor of Myanmar provides an attractive solution to overcome the labor shortage caused by the one child policy in China. As a result, the Company is actively pursuing new outsourcing business from China-based manufacturers.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801

NEWS RELEASE

HIGHWAY HOLDINGS REPORTS FISCAL 2023 THIRD QUARTER

AND NINE-MONTH RESULTS

HONG KONG — February 15 , 2023 — Highway Holdings Limited (Nasdaq:HIHO) (the “Company” or “Highway Holdings”) today reported results for its fiscal third quarter and nine months ended December 31, 2022, with approximately $1.54 in cash per diluted share.

Net sales for the third quarter of fiscal year 2023 were $2.6 million compared with $3.0 million a year ago, reflecting the renewed impact of the COVID-19 pandemic on the Company, its customers and its supply chain, which affected the Company’s overall business in the fiscal third quarter. Net income for the third quarter of fiscal year 2023 was $52,000, or $0.01 per diluted share, compared with $240,000 or $0.06 per diluted share for the same period last year. The Company noted the comparisons are not very meaningful because of the disruptions and subsidies impacting different periods and distorting the numbers.

Net sales for the first nine months of fiscal year 2023 were $8.5 million compared with $9.3 million for the same period last year. Net income for the first nine months of 2023 was $831,000, or $0.20 per diluted share, compared with a net income of $812,000, or $0.19 per diluted share for the same period last year.

Gross margin for the third quarter of fiscal year 2023 was 28.4 percent, compared to 28.6 percent for the same period last year. For the first nine months of fiscal year 2023, gross margin increased by 300 basis points to 33.7 percent from 30.7 percent for the same period last year.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, said, “We continue to work closely with our customers and supply chain to navigate the ongoing challenges we are collectively facing. We went from disruptive “zero-tolerance” COVID shutdowns to the sudden unrestricted opening causing havoc and disrupting our China operations. To put the recent situation into perspective, we recently had over half of our Chinese employees reporting sickness, with some recovering and returning to work, while others still remain out. While we are pleased to see our workforce has now substantially returned to full capacity after the annual Chinese New Year holiday, we believe the lack of full workforce status before that date will also adversely impact our business in the current quarter. As this situation exists not only in our own operation but across our supply chain and at certain customers, it will be a headwind to our otherwise generally improved situation. Longer term, since China has finally opened up and removed most COVID restrictions, we are hopeful and optimistic that we can return to a more stable and predictable business environment once the initial surge of infections ends and the holidays are over.”

The Company reported a $26,000 currency exchange gain for the fiscal 2023 nine months compared with a $20,000 currency exchange loss a year earlier. The currency exchange gain in the current year was mainly due to the strengthened RMB. The Company does not engage in currency exchange rate hedging, and the fluctuations in the exchange rate of the RMB and Kyat are expected to affect the Company’s future results.

The Company’s balance of cash at December 31, 2022 was approximately $6.3 million, or approximately $1.54 per diluted share, compared with a balance of cash of $6 million at March 31, 2022. Cash utilization primarily reflects prepayments for long-term orders, which were made to secure delivery of future production materials and the return of capital to shareholders through dividends.

The Company’s current ratio was 3.6:1 at December 31, 2022, and the Company's total cash exceeded all current and long-term liabilities combined by $2.8 million.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2022	2021	2022	2021

Net sales	$2,562	$2,995	$8,547	$9,357
Cost of sales	1,835	2,137	5,669	6,476
Gross profit	727	858	2,878	2,881

Selling, general and administrative expenses	722	671	2,130	2,148
Operating income	5	187	748	733

Non-operating items

Exchange gain /(loss), net	3	(15)	26	(20)
Interest income	16	3	35	9
Gain/(Loss) on disposal of Asset	2	0	7	14
Other income/(expenses)	0	0	5	1
Total non-operating income/ (expenses)	21	(12)	73	4

Net profit before income tax and non-controlling interests	26	175	821	737
Income taxes benefit/(expense)	15	72	10	100
Net profit before non-controlling interests	41	247	831	837
Less: net gain/(loss) attributable to non-controlling interests	(11)	7	0	25
Net income attributable to Highway Holdings Limited’s shareholders	52	240	831	812

Net gain per share – Basic and Diluted
Basic	$0.01	$0.06	$0.20	$0.20
Diluted	$0.01	$0.06	$0.20	$0.19

Weighted average number of shares outstanding
Basic	4,072	4,030	4,058	4,030
Diluted	4,130	4,205	4,115	4,205

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	Dec 31	Mar 31
	2022	2022

Current assets:
Cash and cash equivalents	$6,326	$6,010
Time deposits	-	1,075
Accounts receivable, net of doubtful accounts	2,954	2,260
Inventories	1,493	2,350
Prepaid expenses and other current assets	775	620
Income tax recoverable	7	7
Total current assets	11,555	12,322

Property, plant and equipment, (net)	433	643
Operating lease right-of-use assets	843	1,799
Long-term deposits	21	-
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$12,947	$14,859

Current liabilities:
Accounts payable	$448	$828
Operating lease liabilities, current	236	933
Other liabilities and accrued expenses	1,732	2,599
Income tax payable	571	620
Dividend payable	204	202
Total current liabilities	3,191	5,182

Long term liabilities :
Operating lease liabilities, non-current	243	268
Deferred income taxes	109	140
Total liabilities	3,543	5,590

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	40	40
Additional paid-in capital	11,964	11,816
Accumulated deficit	(2,271)	(2,284)
Accumulated other comprehensive income/(loss)	(329)	(303)
Non-controlling interest	0	0
Total shareholders’ equity	9,404	9,269

Total liabilities and shareholders’ equity	$12,947	$14,859

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